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___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
        AYP CAPITAL, INC.          :
                                   :    CERTIFICATE
         File No. 70-8973          :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    DECEMBER 31, 1997
      Company Act of 1935)         :
______________________________     :




          During the fourth quarter of 1997, AYP Capital, Inc.
engaged in product development concerning the sale and marketing of appliance repair warranties and power quality devices.

          During the fourth quarter of 1997, AYP Capital spent a total of $6,994.47 in connection with these activities.

          Attached are consolidated financial statements for the quarter ended December 31, 1997.




                                   AYP CAPITAL, INC.



                                   By /s/ Thomas K. Henderson
                                          Thomas K. Henderson
                                           Vice President
                                          AYP Capital, Inc.

Dated: March 2, 1998